HEAD OFFICE


GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com



June 09, 2005

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The following announcement was made by Garanti Bank's majority shareholder Doğuş Holding A.Ş.:

Within the framework of the disclosures previously issued by our company on 09.11.2004, 12.11.2004 and 16.03.2005, the option which had been granted to HBK Master Fund, L.P. (HBK), was exercised by HBK for T.Garanti Bankası A.Ş. (Garanti Bankası) shares with a nominal value of 68,645,927 YTL and Tansaş Mağazacılık Ticaret Perakendecilik A.Ş. (Tansaş) shares with a nominal value of 5,924,408 YTL on 08.06.2005; and the final sale of the aforementioned shares has been materialized.

Yours sincerely,

Aslı SU
Vice President
Corporate Strategy, Business Development & Investor Relations

Hale TUNABOYLU
Vice President
Corporate Strategy, Business Development & Investor Relations

HEAD OFFICE



TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

June 09, 2005

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

In line with the disclosure made by Doğuş Holding A.Ş. on 20.05.2005, we have been informed that a mutual agreement has been reached on the negotiations regarding the granting of a purchase option for a period of 18 months in connection with USD 250,000,000 worth of shares of T. Garanti Bankası A.Ş. (Garanti Bankası) owned by Doğuş Holding A.Ş.

In the context of the agreement, an 18 month purchase option has been granted to HBK Master Fund, L.P. (HBK) by Doğuş Holding A.Ş. based on USD 6,050,000,000 market value, corresponding to 49,586,777 freely tradable Garanti Bankası shares (4.132% of its capital stock). The option value of USD 250,000,000 will be paid by HBK to Doğuş Holding on 10.06.2005 as an advance payment and Doğuş Holding A.Ş. will deliver 24,752,475 Garanti Bankası shares on the same date within the framework of the Securities Lending Agreement with all ownership rights thereon including rights of disposal, for the duration of the agreement period (18 months). The remaining 24,834,302 Garanti Bankası shares will be held in custody on behalf of HBK as collateral.

Doğuş Holding A.Ş. has also granted to HBK additional share purchase rights of up to 40% of the shares (1.653% of its capital stock) subject to the option, for each Garanti Bankası share based on USD 6,250,000,000 market value.

Yours sincerely,

Aslı SU
Vice President
Corporate Strategy, Business Development
& Investor Relations

Hale TUNABOYLU
Vice President
Corporate Strategy, Business Development
& Investor Relations